EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$19,552,886.46(1)	$147.60	$2,886.01(2)
Fees Previously Paid	$15,209,842.84		$2,244.97(3)
Total Transaction Valuation	$19,552,886.46
Total Fees Due for Filing			$2,886.01
Total Fees Previously Paid			$2,244.97
Total Fee Offsets			—
Net Fee Due			$641.04

(1) The Registrant previously offered to purchase up to 1,347,196 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 1,815,495 Shares at a price equal to the net asset value per Share as of April 30, 2024 of $10.77.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on March 22, 2024.